CAMECO CORPORATION
RECONCILIATION TO UNITED STATES GAAP
December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board Directors of Cameco Corporation
We have audited the accompanying consolidated balance sheets of Cameco Corporation (the “Corporation”) as at December 31, 2010 and 2009 and the related consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 and 2009 in conformity with Canadian generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.7 entitled “Reconciliation to United States GAAP” is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2011 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.
Chartered Accountants
Saskatoon, Canada
February 11, 2011

Reconciliation to United States GAAP
The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)	Reconciliation of earnings under Canadian GAAP to earnings determined under US GAAP:

	2010	2009

Earnings from continuing operations under Canadian GAAP	$514,749	$716,997
Add (deduct) adjustments for [d]:
Pre-operating costs (i)	1,512	1,512
Stock-based compensation (iii)	(1,261)	(3,044)
In-process research and development (viii)	11,363	18,294
Depreciation, depletion and reclamation (ix)	1,359	—
Income tax effect of adjustments	(2,558)	(2,881)
Minority interest in loss under Canadian GAAP[1]	(10,352)	(3,035)

Earnings from continuing operations under US GAAP	514,812	727,843
Earnings from discontinued operations under Canadian GAAP	—	382,425
Add adjustment for:
Earnings from discontinued operations [e]	—	100,419

Earnings from discontinued operations under US GAAP	—	482,844

Net earnings under US GAAP	$514,812	$1,210,687
Less net loss attributable to non-controlling interests[1]
Continuing operations	10,352	3,035
Discontinued operations [e]	—	(61,433)

	10,352	(58,398)

Net earnings attributable to common shareholders under US GAAP	$525,164	$1,152,289

Other comprehensive income:
Comprehensive income under Canadian GAAP	$448,470	$974,970
Adjustments to net earnings attributable to common shareholders under US GAAP	10,415	52,867
Add (deduct) adjustments for [d]:
Unamortized actuarial gain (iv)	(75,016)	(37,006)
Unamortized actuarial gain transferred to net earnings (iv)	(29,905)	(27,712)
Foreign currency translation adjustments (viii)	2,808	4,412

Comprehensive income under US GAAP	$356,772	$967,531

Net earnings per share under US GAAP

Basic
Continuing operations	$1.35	$1.87
Discontinued operations	—	1.08

	$1.35	$2.95

Diluted
Continuing operations	$1.35	$1.87
Discontinued operations	—	1.07

	$1.35	$2.94

[1]	As required by US GAAP, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets.

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:
(i)	Balance Sheets

	2010		2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets [d(v)]	$2,573,299	$2,381,997	$2,527,741	$2,258,854
Property, plant and equipment [d(v)]	4,337,809	3,822,298	4,068,103	3,531,905
Intangible assets	94,270	94,270	97,713	97,713
Long-term receivables, investments and other [d(v)(viii)]	628,824	486,545	667,287	718,079
Deferred income taxes	37,166	37,166	33,017	33,017

Total assets	$7,671,368	$6,822,276	$7,393,861	$6,639,568

Current liabilities [d(v)]	$604,709	$502,460	$763,057	$657,266
Long-term debt [d(v)]	940,317	794,483	952,853	793,842
Provision for reclamation	279,653	279,653	258,277	258,277
Other liabilities [d(v)]	244,179	128,264	244,433	117,908
Deferred income taxes	208,044	83,887	167,373	74,907

	2,276,902	1,788,747	2,385,993	1,902,200

Minority interest	178,139	—	164,040	—

Shareholders’ equity
Share capital [d(vi)]	1,535,857	1,522,927	1,512,461	1,499,531
Contributed surplus	142,376	136,183	131,577	124,123
Non-controlling interest[1]	—	178,139	—	164,040
Retained earnings	3,563,089	3,439,090	3,158,506	3,024,092
Accumulated other comprehensive income
- net actuarial loss [d(iv)]	—	(10,142)	—	(10,538)
- equity investment net actuarial loss [d(iv)]	—	(216,437)	—	(110,785)
- equity investment prior service cost [d(iv)]	—	(1,435)	—	(1,772)
- cumulative translation account [d(ii)(viii)]	(57,094)	(46,895)	(50,398)	(43,005)
- hedges and derivative instruments	47,600	47,600	109,308	109,308
- available-for-sale securities	(15,501)	(15,501)	(17,626)	(17,626)

Total accumulated other comprehensive income	(24,995)	(242,810)	41,284	(74,418)

Total shareholders’ equity	5,216,327	5,033,529	4,843,828	4,737,368

Total liabilities and shareholders’ equity	$7,671,368	$6,822,276	$7,393,861	$6,639,568

[1]	As required by US GAAP, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets.

(ii)	Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$311,174	$228,437	$438,012	$339,390
Taxes and royalties payable	46,059	77,816	50,386	91,143
Accrued liabilities	76,844	76,844	46,266	46,266

Total accounts payable and accrued liabilities	$434,077	$383,097	$534,664	$476,799

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2010	2009

Cash provided by operations	$464,628	$660,757
Cash (used in) provided by investing	(1,107,501)	255,837
Cash (used in) provided by financing	(76,316)	127,795

Included within the cash (used in) provided by investing activities for 2010 is $nil (2009 – $871,300,000) related to the disposition of the interest in Centerra Gold Inc. (Centerra). There are no cash flows from discontinued operations contained within cash provided by operations or financing activities.

(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:
(i)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

(ii)	Cumulative Translation Account

Prior to 2007, under US GAAP, exchange gains and losses of any foreign currency debt designated as hedges of net investments in subsidiaries were included in comprehensive income. Cumulative amounts were included in accumulated other comprehensive income on the balance sheet. Adjustments from prior years related to this difference amount to $12,639,000.

(iii)	Stock-Based Compensation

In 2007, Cameco amended its stock option program, introducing a cash settlement feature for the exercise of employee stock options. Under Canadian GAAP, options that include a cash settlement feature are classified as liabilities and carried at their intrinsic value. The intrinsic value is marked to market each period with an offsetting adjustment to expense. Under US GAAP, the liabilities are required to be measured at their fair value each period with an offsetting adjustment to expense. For US GAAP purposes, the fair value of the options was determined using the Black-Scholes option-pricing model. As a result of the difference, compensation expense for US GAAP purposes for 2007 was reduced by $76,126,000.

In November 2008, Cameco amended its stock option program, removing the cash settlement feature for the exercise of employee stock options. Under both Canadian and US GAAP, options that do not include a cash settlement feature are classified as equity and measured at their grant date fair value. The Black-Scholes option-pricing model was used to determine the fair value of the options as at the date of amendment. It was determined that compensation expense previously recorded under Canadian GAAP was in excess of the fair value of the outstanding options. Thus, no charges or recoveries were recorded under Canadian GAAP as a result of this amendment. The expense recorded under US GAAP, while the cash settlement option was in effect, was lower than the grant date fair value of the outstanding options. The reversal of the recovery of stock compensation costs as a result of the use of the intrinsic value model under Canadian GAAP at a time when Cameco’s share price was declining results in an increase expense for US GAAP purposes of $1,261,000 in 2010 (2009 — $3,044,000). The cumulative Canadian-US GAAP difference for stock-based compensation expense is $7,454,000, of which

$2,202,000 is a permanent difference. The remaining $5,252,000 is a temporary difference and future expenses under US GAAP will be increased by that amount.

As of December 31, 2010, Cameco had stock-based compensation costs relating to unvested stock option awards that have not yet been recognized in the amount of $3,898,000 (2009 - $3,186,000), net of estimated forfeitures. The compensation cost will be recognized on a straight-line basis over the remaining vesting periods of the awards.

(iv)	Pension and Other Post-Retirement Benefits

Under US GAAP, an entity is required to recognize the funded status of a benefit plan in the balance sheet and to recognize the existing unrecognized net gains and losses, unrecognized prior service costs, and unrecognized net transition assets in other comprehensive income. There is no similar requirement under Canadian GAAP.

For the Cameco benefit plan, a gain of $396,000 was included in other comprehensive income (2009 — a loss of $4,635,000). For the BPLP benefit plan, a loss of $105,575,000 was included in other comprehensive income (2009 — a loss of $50,624,000).

The rate used to discount pension and other post-retirement benefit plan obligations was based on the AA high quality Canadian corporate bond yield curve at December 31, 2010, as developed by third party actuaries. The estimated future cash flows for the pension and other post-retirement obligations were matched to the corresponding spot rates on this yield curve to derive a representative single discount rate.

In 2009, the Ontario provincial government enacted amendments that provided for a reduction in the general corporate income tax rate for business operating in the province of Ontario. The cumulative effect on the income tax liability related to the 2009 adjustments to other comprehensive income for pension and other post-retirement benefits was an increase of $9,460,000.

(v)	Investment in Bruce Power L.P. (BPLP)

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(vi)	Convertible Debentures

Under US GAAP, convertible debentures are to be classified entirely as debt rather than equity. Due to the difference, accretion related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP purposes. Since all interest related to the debentures was being capitalized under both US and Canadian GAAP, the adjustments affected only the balance sheet. The convertible debentures were converted to common shares in October 2008. In comparison to Canadian GAAP, the cumulative differences on the US GAAP balance sheet were to decrease share capital by $12,930,000 and property, plant and equipment by $12,930,000.

(vii)	Income Taxes

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2010	2009

Balance, beginning of year	$43,087	$34,487
Additions based on tax positions related to the current year	2,600	3,369
Additions for tax positions of prior years	5,000	10,295
Reductions for tax positions of prior years	(8,086)	(5,064)

Balance, end of year	$42,601	$43,087

All of the tax benefits included in the table would, if recognized, impact the effective income tax rate. It is Cameco’s policy to classify interest and penalties associated with unrecognized tax benefits, if any, in income tax expense. For the years ended December 31, 2009 and 2010, there were no amounts accrued for penalties or interest expense.

Cameco and its subsidiaries file tax returns in several jurisdictions. At December 31, 2010, the significant jurisdictions and the tax years subject to examination by tax authorities were as follows:

Years

Canada	2006 - present
United States	2007 - present
Kazakhstan	2008 - present
Switzerland	2009 - present
Barbados	2002 - present

(viii)	Investment in GE-Hitachi Global Laser Enrichment LLC (GLE)

Effective June 19, 2008, Cameco acquired a 24% interest in GLE. In total, $94,727,000 of the purchase price has been allocated to in-process research and development (IPR&D). Under Canadian GAAP, IPR&D is capitalized and amortized over the period until the project commences commercial production. Under Canadian GAAP, these expenditures are being amortized over a period of 8.5 years, with all amounts amortized by December 31, 2016. Under US GAAP, any portion of the purchase price allocated to research and development activities for which there is no alternative future use must be expensed on the acquisition date. Under US GAAP, the expense for 2010 has been decreased by $11,363,000 (2009 — $18,294,000). As a result, the carrying value of the investment is lower under US GAAP which causes a foreign currency translation difference in the amount of $2,439,000 (2009 — $5,245,000), which has been recorded in the cumulative translation account.

(ix)	Inkai Pre-Bankable Feasibility
Under Canadian GAAP, costs incurred prior to the completion of a bankable feasibility study were deferred until commercial production levels are achieved. Under US GAAP, such costs are expensed as incurred. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.
(e)	Sale of Centerra Gold Inc. (Centerra)

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra for net proceeds of approximately $871,000,000 and, for Canadian GAAP purposes, recorded a net gain of $374,000,000. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of the closing of the public offering, and the transfer of the Centerra common shares to Kyrgyzaltyn, Cameco has disposed of its entire interest in Centerra. For US GAAP purposes, Cameco recorded an incremental gain on disposition of $30,816,000 which represents the remaining book value of Centerra’s net assets under US GAAP.

The assets and liabilities related to the discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.

Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the US GAAP adjustments related to the discontinued operations amounts:

	2010	2009

Sale of Centerra	$—	$30,816
Operating earnings	—	69,603

Earnings from discontinued operations	$—	$100,419

The incremental gain of $30,816,000 was comprised of amounts related to unamortized stripping costs ($12,819,000), previously unvalued gold ore stockpiles ($8,787,000), future income tax assets acquired on acquisition of Centerra ($1,964,000), and previously recognized differences in the cumulative translation account ($7,246,000). Cameco has made an immaterial adjustment to the 2009 US GAAP reconciliation to reflect the realization of the cumulative translation account related to the gain on sale of Centerra. As a result, earnings from discontinued operations and net earnings attributable to common shareholders under US GAAP have increased by $7,246,000 for 2009.

The following table presents the components of the US GAAP adjustments related to the operating results of Centerra:

	2010	2009

Stripping costs	$—	$18,929
Income tax (expense) recovery	—	(3,426)
Reclassification of non-controlling interest	—	54,100

Operating earnings	$—	$69,603

Under Canadian GAAP, stripping costs incurred during the production phase by mining companies to remove overburden and other mine waste materials in order to access mineral deposits, can be either expensed or capitalized given the specifics of the situation. Under US GAAP, stripping costs are deemed to be variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. No stripping costs were incurred in 2009 and capitalized at Centerra’s mines under Canadian GAAP. Under US GAAP, adjustments were made to expense these amounts. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate. In 2009, an adjustment was made to reduce the amount of depreciation charged to earnings by $18,929,000. A charge for non-controlling interest in the amount of $7,333,000 is included in the net loss attributable to non-controlling interests.
As required by US GAAP, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets. Accordingly, minority interest of $54,100,000 included in discontinued operations under Canadian GAAP has been reclassified as net loss attributable to non-controlling interest.